VistaGen Therapeutics, Inc. 343 Allerton Avenue South San Francisco, CA 94080 650.577.3600 fax: 650.244.9991 www.vistagen.com

December 5, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Mr. Jeffrey P. Riedler, Assistant Director

RE:	VistaGen Therapeutics, Inc. Withdrawal of Registration Statement on Form S-1 (File No. 333-195901)

Ladies and Gentlemen,

           Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), VistaGen Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-195901), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on May 12, 2014 and declared effective on August 7, 2014. The Registrant is submitting this request for withdrawal because on December 4, 2014, the Registrant terminated the engagement letter agreement, dated August 6, 2014, by and between the Registrant and Geller Biopharm, a division of Financial West Group (“Geller”), with respect to the Registrant’s engagement of Geller to consummate the registered public offering of its common stock and warrants contemplated by the Registration Statement.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at VistaGen Therapeutics, Inc., 343 Allerton Avenue, South San Francisco, California 94080, facsimile number (650) 244-9991, with a copy to the Company’s counsel, Disclosure Law Group, Attn: Daniel W. Rumsey, 600 W. Broadway, Suite 700, San Diego, California 92101, facsimile number (619) 330-2101.

If you have any questions with respect to this matter, please contact Daniel W. Rumsey, Managing Partner of Disclosure Law Group at (619) 795-1134.

Very truly yours,

/s/  Shawn K. Singh
Shawn K. Singh
Chief Executive Officer
VistaGen Therapeutics, Inc.

cc:           Daniel W. Rumsey
Managing Partner
Disclosure Law Group